UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Virtual Piggy, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

92828V108

(CUSIP Number)

Peter S. Pelullo
630 W. Germantown Pike, Suite 180
Plymouth Meeting, PA 19462
(610) 825-8805

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter S. Pelullo ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,618,983

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 16,618,983

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,618,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Virtual Piggy, Inc., a Delaware corporation, whose principal executive offices are located at 1221 Hermosa Avenue, Suite 210, Hermosa Beach, CA 90254 (the “Issuer”).

Item 2.  Identity and Background

(a)-(f). This Schedule 13D is being filed by Peter S. Pelullo who has his principal address at 111 Presidential Boulevard, Suite 212, Bala Cynwyd, Pennsylvania 19004 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used its working capital to purchase the shares of the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the Company’s shares from the Company for personal investment purposes pursuant to Subscription Agreements and paid the consideration for the shares in cash.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 16,618,983 shares of Common Stock, representing 16.33% of the outstanding shares of Common Stock (based on the number of outstanding shares in accordance with information received from the Company on March 7, 2013).  4,892,858 of the shares are owned directly by Peter S. Pelullo and 11,726,125 of the shares are held by International Corporate Management, Inc., a corporation whose voting stock is held 100% by Peter S. Pelullo. In addition, Mr. Pelullo owns Warrants to purchase an additional 342,857 shares of Company common stock and International Corporate Management, Inc. owns options to purchase an additional 250,000 shares of Company common stock.

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 16,618,983 shares of Common Stock beneficially owned by the Reporting Person.

(c) Not applicable.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 16,618,983 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2013	/s/ Peter S. Pelullo

Peter S. Pelullo